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Family-friendlyWomen-ledBreakfastCoffee
Arterial Coffee
Coffee Shop

3100-02 Spring Garden Street
Philadelphia, PA 19104
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Investment Opportunity
Data Room
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THE PITCH

Arterial Coffee is seeking investment to complete build out of our existing space and purchase machinery.
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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INVESTOR PERKS

Arterial Coffee is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.
Branded T-shirt Invest $250 or more to qualify. 25 of 25 remaining
Logo branded t-shirt
Branded Mug & T-shirt Invest $500 or more to qualify. 15 of 15 remaining
Logo branded ceramic mug and t-shirt.
Show more
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INTENDED USE OF FUNDS

Funds will be dedicated to our buildout, coffee equipment and startup capital. The current buildout costs a total of 170,000, with

$50, 000 needed to complete the project.

Coffee Equipment - $15,000
Build out - $50,000
Working Capital -$3,500
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THE SPACE

The space is 1,664 square feet with panoramic views of 31st Street and Spring Garden Street. It is absolutely flooded with natural lighting from our expansive floor to ceiling windows.

Located in the Mantua/Powelton section of West Philadelphia
Powelton Village is the 22nd most walkable neighborhood in Philadelphia with a neighborhood Walk Score of 90
Located on the Southwest Corner of 31st and Spring Garden Streets, steps away from Drexel University, 30th Street Station, the Schuylkill River Trail, Kelly Drive, Boathouse Row and the Philadelphia Museum of Art
Close Proximity to University of Pennsylvania, Wexford Science Center, and Penn Medical Center with direct access to I-76
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THE TEAM
Sharaine Brown
Co-Owner
Sharaine has served in a variety of underserved communities in the Greater Philadelphia region for over fifteen years as a teacher and principal of a K-12 school. It is with intentional efforts that the vision for Arterial Coffee is routed in the West Philadelphia section in Philadelphia. For Sharaine, she wanted to serve the community in which she resides to have a direct and positive impact on her community's development. Partnering with her sister Sharla who handles finance and marketing, Sharaine serves as the logistics and operations manager.
Sharla Brown
Co-Owner
Sharla holds a bachelor's degree in financial economics from Binghamton University. As a private equity accountant for 13 years, Sharla was responsible for day-to-day activity across multiple complex fund structures. In addition to managing a team in New York, Sharla also held management roles in Hangzhou, China, and the U.K. Channel Islands. Her work and personal travels have led her to countless counter seating at specialty coffee shops. Taking in the aesthetics and overall vibe, Sharla developed an affinity for the coffee shop experience and plans to bring her finance and aesthetic vision to Arterial Coffee.
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PHILADELPHIA SKYLINE_WEST PHILLY VIEW

Follow the murals on the footbridge from Arterial Coffee for this majestic view.
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BENJAMIN FRANKLIN PARKWAY

10min stroll from our doorstep.
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ROCKY STATUE

If you haven't--you will want to climb those steps to that song.

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Data Room

Intended Use of Funds

Target RaiseMaximum Raise

Space Build out $20,890

Equipment $3,810

Operating Capital $3,500

Mainvest Compensation $1,800

Total $30,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$858,708	$944,578	$1,010,698	$1,061,232	$1,093,068
Cost of Goods Sold	$204,765	$225,241	$241,007	$253,057	$260,648
Gross Profit	$653,943	$719,337	$769,691	$808,175	$832,420
EXPENSES					
Rent	$32,172	$32,976	$33,800	$34,645	$35,511
Utilities	$31,200	$31,980	$32,779	$33,598	$34,437
Salaries	$133,474	$146,821	$157,098	$164,952	$169,900
Insurance	$1,320	$1,353	$1,386	$1,420	$1,455
Repairs & Maintenance	$4,200	$4,305	$4,412	$4,522	$4,635
Legal & Professional Fees	$1,200	$1,230	$1,260	$1,291	$1,323
Marketing	$12,000	$12,300	$12,607	$12,922	$13,245
Charitable Contribution	$5,000	$5,125	$5,253	$5,384	$5,518
Website Hosting	$125	$128	$131	$134	$137
Bank Charges	$14,400	$14,760	$15,129	$15,507	$15,894
Operating Profit	$418,852	$468,359	$505,836	$533,800	$550,365

This information is provided by Arterial Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2021 Balance Sheet

Investment Round Status

$30,000

TARGET

$80,000

MAXIMUM

This investment round closes on May 28, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Arterial Coffee

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 7%-18.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2024
Financial Condition

With a personal investment from the owners of $122K, Arterial Coffee was set to open its doors May 2020. However, due to the Covid shutdown that began in March 2020 (a month after signing our lease), the entire project was delayed by 4 months. Once back online with architects in August, the cost for materials and labor has increased, substantially creating a shortfall for our buildout and opening day capital. The proceeds from the offering will allow us to complete our buildout, purchase equipment and secure working capital for our opening day in May 2021.

No operating history

Arterial Coffee was established in October, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

Limited Operating History

ARTERIAL COFFEE is a newly established entity and has no history for prospective investors to consider. The risk associated with investing in ARTERIAL COFFEE, is that of most businesses. We are a startup company, which mean there is a possibility that it can fail. However, despite the global shutdown of businesses, we remained steadfast to our dream a vision instead of buckling and cutting our loses.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of ARTERIAL COFFEE to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions Could Hurt Arterial Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect ARTERIAL COFFEE's financial performance or ability to continue to operate. In the event ARTERIAL COFFEE ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Services

Arterial Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Arterial Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Arterial Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect Arterial Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Arterial Coffee's management or vote on and/or influence any managerial decisions regarding Arterial Coffee. Furthermore, if the founders or other key personnel of Arterial Coffee were to leave Arterial Coffee or become unable to work, Arterial Coffee (and your investment) could suffer substantially.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Arterial Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Arterial Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Arterial Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Arterial Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Arterial Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Arterial Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Arterial Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Arterial Coffee will carry some insurance, Arterial Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Arterial Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Arterial Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Arterial Coffee's management will coincide: you both want Arterial Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Arterial Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while Arterial Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Arterial Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Arterial Coffee or management), which is responsible for monitoring Arterial Coffee's compliance with the law. Arterial Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Arterial Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Arterial Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Arterial Coffee, and the revenue of Arterial Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Arterial Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.
This information is provided by Arterial Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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